Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth EQT Corporation’s (EQT) consolidated ratio of earnings to fixed charges for the periods indicated.

	Six Months Ended June 30,	Year Ended December 31,
	2017	2016	2015	2014	2013	2012
	(in thousands, except ratio data)
Earnings
Income (loss) before income taxes, noncontrolling interests, discontinued operations and cumulative effect of accounting changes	$503,724	$(394,527)	$426,561	$723,711	$521,158	$220,379
Minus: equity earnings of nonconsolidated investments	(9,388)	(9,898)	(2,566)	(3,385)	(7,615)	(6,146)
Plus: distributions of income of equity investees	—	—	—	9,463	9,000	12,750
Plus: fixed charges	108,522	196,874	204,840	191,393	180,552	214,820
Minus: capitalized interest and allowance for borrowed funds used during construction	(12,090)	(28,828)	(42,082)	(40,775)	(27,247)	(19,613)
Total earnings	$590,768	$(236,379)	$586,753	$880,407	$675,848	$422,190
Fixed charges
Interest expense	$91,022	$158,800	$150,726	$139,620	$143,720	$186,420
Plus: capitalized interest and allowance for borrowed funds used during construction	12,090	28,828	42,082	40,775	27,247	19,613
Plus: estimated interest component of rental expense	5,410	9,246	12,032	10,998	9,585	8,787
Total fixed charges	$108,522	$196,874	$204,840	$191,393	$180,552	$214,820
Ratio of earnings to fixed charges	5.44	(1)	2.86	4.60	3.74	1.97

(1)                                 Earnings for the year ended December 31, 2016 were inadequate to cover fixed charges by $433.3 million.

For purposes of calculating the ratios, earnings consist of:

•                  income (loss) before income taxes, noncontrolling interests, discontinued operations and cumulative effect of accounting changes;

•                  minus equity earnings of nonconsolidated investments;

•                  plus distributions of income from equity investees;

•                  plus fixed charges; and

•                  minus capitalized interest and allowance for borrowed funds used during construction.

For purposes of calculating the ratios, fixed charges consist of:

•                  interest on debt and amortization of debt expense;

•                  plus capitalized interest and allowance for borrowed funds used during construction; and

•                  plus the estimated interest component of rental expense.

As of the date of this Current Report on Form 8-K, EQT has not issued any shares of preferred stock.